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Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

NORANDA FILES FINAL PROSPECTUS
AGREES TO INCREASE OVER-ALLOTMENT OPTION

        TORONTO, August 11, 2003 — Noranda Inc. (NRD: NYSE, TSX) today announced the filing of a final prospectus in connection with the Company's previously announced common share offering. As a result of the offering, Noranda will issue 24.8 million common shares to the underwriters and 20 million common shares to Brascan Corporation at a price of $12.65 per share, for total gross proceeds of approximately $566.7 million. In addition, Noranda and the underwriters have agreed to increase the over-allotment option contemplated in the offering from 2,976,000 common shares to 3,720,000 common shares, or 15% of the offering.

        The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. This press release does not constitute an offer of any securities for sale.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on the Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contacts:
Media	Investors
Denis Couture Vice-President, Communications and Public Affairs Tel: (416) 982-7020 denis.couture@toronto.norfalc.com www.noranda.com	Sharon Loung Director, Investor Relations Tel: (416) 982-7337 sharon.loung@toronto.norfalc.com

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES
NORANDA FILES FINAL PROSPECTUS AGREES TO INCREASE OVER-ALLOTMENT OPTION